Mail Stop 6010

June 29, 2006

Peter A. Thompson, M.D., FACP
President & Chief Executive Officer
Trubion Pharmaceuticals, Inc.
2401 4th Avenue, Suite 1050
Seattle, Washington 98121

>   **Re: Trubion Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 2, 2006**
>   **File No. 333-134709**

Dear Dr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Comments regarding your confidential treatment request will be sent under separate cover.

2. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

4. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Prospectus Summary

Overview, page 1

5. We note you are "developing a pipeline of product candidates to treat autoimmune disease and cancer." Rather than stating you have a "pipeline" of such product candidates, please state the number of product candidates you are currently developing to treat autoimmune disease and the number you are developing to treat cancer.

6. Please explain what "highly specific" means in the context of describing a drug. Also define the following terms, which appear on pages 1 and 2: single-chain polypeptides, validated clinical targets, CD37, ACR20, ACR50, ACR70, CD20, B cells, binding domain, hinge domain, and effector domain.

Our Current Development Programs, page 1

7. Please cite a source for each of the figures you state regarding the number of people afflicted with the diseases your drug candidates will target and the market size of those drugs. Provide copies of all third party sources supporting statistics relating to the number of people afflicted with diseases, the potential market for your products, etc. These materials should be marked to indicate the information that supports your statements.

8. Please explain the term ACR20 and its significance.

9. Revise to provide more information about the current stage of development of TRU-015 for the treatment of systemic lupus erythematosus.

10. We note you expect to file an IND for TRU-016 in the second half of 2007. Please disclose that you might not be able to do so, and briefly outline what steps you will need to accomplish before filing an IND.

SMIP Custom Drug Assembly, page 2

11. Please explain in everyday language what your SMIP technology does. We note it is a "drug assembly technology." Does this mean it is a manufacturing technology, a screening process, or something else?

12. We note the comparisons to therapeutic monoclonal antibodies, mAbs. Please define this term, and clarify why you compare your products to them. For example, do your products compete with mAbs?

Risk Factors, page 7

13. Please delete the reference in the introductory paragraph to "other risks not currently known to us or that we currently deem immaterial." Your document should discuss all material risks, and it is inappropriate to refer to risks not described in this section.

Our near-term success is dependent on the success of our lead product . . . , page 7

14. Please replace the words "near-term" in the risk factor heading with the approximate number of years during which you believe your success will be dependent on TRU-015.

15. We note TRU-015 will need to undergo additional phase II and phase III trials before it can be commercialized. Please disclose, if true, that this process could take several years and cost several millions of dollars.

16. If you are currently aware that Wyeth does not intend to advance TRU-015 as quickly as you would like, please disclose that fact in the risk factor.

We are a biopharmaceutical company with a limited operating history…, page 7

17. We note your statement that you are subject to all the risks incident to the creation of new biological products. Please identify these risks.

There is no assurance that we will be granted regulatory approval . . . , page 8

18. Please define "lead identification" and "lead optimization."

We are dependent upon our collaborative relationship with Wyeth . . . , page 8

19. Please state the date of the agreement's second anniversary since the agreement becomes terminable at will by Wyeth on this date.

Peter A. Thompson, M.D., FACP
Trubion Pharmaceuticals, Inc.
June 29
Page 4

We rely on third parties to conduct our clinical trials . . . , page 10

 20. If you are substantially dependent on any companies conducting clinical trials,
 please identify these parties, file copies of your agreements with them and discuss
 the material terms of the agreements in your Business section.

Failure to obtain regulatory approval in foreign jurisdictions . . . , page 10

 21. Have you started the approval process in any country besides the United States?
 If not, please disclose that fact in the risk factor. If you have, please discuss in
 your Business section the status in each country.

We cannot guarantee that our processes or product candidates . . . , page 12

 22. We note the Genentech European patent is "directed to the use of an anti-CD20
 antibody for the treatment for RA." We also note from your Prospectus Summary
 that the Wyeth collaboration involves TRU-015 "and other therapeutics directed
 to CD20." Thus, it appears the Genentech European patent situation could have
 implications on TRU-015 and the Wyeth collaboration.

 • Please discuss the potential consequences that an adverse outcome in the
   Genentech European patent situation could have on TRU-015 and the Wyeth
   collaboration;
 • Revise the risk factor heading to mention TRU-015 and Wyeth; and
 • Discuss this situation in the Prospectus Summary.

We face potential product liability exposure . . . , page 14

 23. Please disclose the amount of your product liability insurance coverage.

We currently rely on a single manufacturer to supply our product candidates. . . , page 15

 24. Please disclose the duration and termination provisions of your agreements with
 Lonza Biologics.

The loss of members of our management team could substantially disrupt . . . , page 17

 25. Please identify the members of your management team and other key employees
 this risk factor is intended to describe.

If we use biological and hazardous materials…, page 17

 26. Please disclose the limitations on insurance involving these types of incidents.

Purchasers in this offering will experience immediate . . . , page 20

    27. Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the voting rights.

Use of Proceeds, page 22

    28. We note you anticipate using the proceeds from this offering and the private placement with Wyeth for such purposes as "clinical trials, research and development, manufacturing and general and administrative expenses."

- Please state approximately how much funds you anticipate using for each of these four categories.
- Please identify the product candidates for which you plan to do clinical trials and research and development.
- State your best estimate of the stage of development to which you anticipate the proceeds will take each product candidate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

    29. We note from the second paragraph on page 30 that you plan to increase your full-time employees from 58 to approximately 85. Please disclose these figures where you discuss these hiring plans in the risk factor entitled "We rely on highly skilled personnel . . ." on page 17. Also, please quantify the anticipated impact on your earnings, both in the risk factor and in the MD&A discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Revenue, page 30

    30. Please revise your disclosure to clarify that, at present, your revenue under the collaboration agreement with Wyeth relates specifically to the up-front fee received and to research and development reimbursement payments. Including the regulatory and sales milestones and product royalties in your revenue discussion is confusing, as sales milestones and product royalties are contingent in nature.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 32

31. Please disclose and clarify, both here and in note 1 to your consolidated financial statements, how you will recognize non-substantive milestone payments, as your statement that you will recognize such milestones "as if the (milestone) payment were an up-front fee" is vague.

Stock-Based Compensation, page 33

32. Please disclose and provide us with additional information, both here and in note 10 to your consolidated financial statements, regarding your determination of the volatility factor related to your share-based payments. That is, correlate your selection of an expected volatility factor to paragraph 23 of SFAS No. 123(R) and provide further detail as to how you identified "similar public entities," as discussed, for example, in paragraphs A22 and A139 of SFAS No. 123(R). Specify how you considered the stage of life cycle, size and financial leverage of the "similar public entities" that you looked to in estimating your volatility factor.

Research and Development Expenses, page 33

33. We acknowledge your disclosure that the company cannot quantify precisely the internal research and development costs incurred on a project-by-project basis. Please provide as much quantitative and qualitative information as possible on another basis. Alternative presentations could show a breakdown of internal vs. external costs incurred and could detail these costs further by some other category. For example, including the costs incurred for preclinical, clinical and non-clinical trials would be informative. Please note that our comment only presents a suggested format that is intended to allow investors to better understand the composition of these expenses. If you do not feel this proposed format is applicable to your business, then please provide us similar disclosure in another format that will allow an investor the desired insights into your research and development costs.

Comparison of Three Months Ended March 31, 2005 and 2006, page 36

34. We note General and Administrative Expenses increased from $806,000 to $2.8 million due to "higher professional fees and personnel-related expenses." Please provide further detail about the professional fees and personnel-related expenses to explain the increase. What types of professional fees and personnel-related expenses did the company incur, and why?

Income Taxes, page 38

35. We note that regarding the $40 million up-front fee from Wyeth, you "are assessing whether there will be a taxable impact to [your] 2006 federal tax return and if so, what [your] net operating loss offsets would be and the size of the potential income tax payment." Please update this disclosure to describe the taxable impact of the $40 million fee, or explain in your document why you are unable to provide this information.

Related Party Transactions, page 40

36. We note you entered into a consulting agreement with one of your co-founders and stockholders and the wife of your chief scientific officer. Please identify this individual by name, and file as exhibits the 2002 agreement and the 2004 amendment.

Business

Overview, page 42

37. Please explain why a second phase II trial will be necessary for TRU-015 for rheumatoid arthritis.

Our Product Candidates, page 44

38. We note in the table on page 45 that the development stage of TRU-015 for Systemic Lupus Erythematosus is "undisclosed." Please disclose this information. Also, disclose the indication that is currently described as "undisclosed niche indication." This information is material to investors. Additionally, revise the corresponding textual discussion.

39. The table states a phase IIa trial has been initiated for the undisclosed niche indication. The "Other Indications" paragraph on page 48, which appears to be describing the same indication, states you are currently enrolling a phase I/II study. Please reconcile.

Commercialization Rights, page 48

40. We note you entered into a worldwide licensing and commercialization agreement with Wyeth. Please discuss the material terms of this agreement, and file it as an exhibit. If this agreement is the same agreement described on page 50, please combine the discussions into one agreement.

Peter A. Thompson, M.D., FACP
Trubion Pharmaceuticals, Inc.
June 29
Page 8

Other Product Candidates, page 49

41. You state at the top of page 50 that you expect your SMIP technology will enable you to bring at least one additional product candidate into clinical trials in 2008 and each year thereafter. Please delete this prediction from your filing. Due to the uncertainty inherent in the drug development process, it is not appropriate to include predictions such as this in your filing.

Our Strategic Collaboration with Wyeth, page 50

42. If there are any limitations on Wyeth's commercialization rights to TRU-015, such as geographic limitations, please revise to describe them.

43. Please identify and describe the "confidential target" that is referenced in the third and fourth paragraphs of this section and the "niche indication."

44. Please provide a clearer discussion of the confidential list provided to your legal department. Is this list a list of target indications with respect to which Wyeth may have commercialization and development rights? It appears the list is information may be material to investors. Please explain why you believe it is not. We may have further comments.

Intellectual Property, page 52

45. Are all your pending patent applications related to your SMIP technology?

Manufacturing, page 55

46. Please explain what property you license from Lonza, and discuss generally the consideration you pay to Lonza for these rights.

47. Please state the duration and termination provisions of your agreements with Lonza.

Legal Proceedings, page 59

48. Please discuss the type of relief Merck is seeking. If it is seeking damages, disclose the amount.

Director Consulting Agreement, page 64

49. We note you reference this discussion in your Certain Relationships and Related Party Transactions discussion on page 73. Please state the consideration paid to Dr. Brettman during each year under the consulting agreement.

Principal Shareholders, page 74

50. Please identify the natural person or persons who beneficially own the shares held by Oxford Bioscience Partners.

Material United States Federal Tax Considerations for Non-U.S. Holders of Common Stock, page 82

51. Please delete "certain" from the first sentence of this section. You should discuss all the material tax considerations.

52. Please state you "urge" investors to consult their own tax advisors instead of stating they "should" do so in the capitalized legends on pages 82 and 84.

53. Please remove the from the legend on page 84 the statement that the tax discussion "is for general information only" and that "it is not tax advice."

Financial Statements

Notes to Consolidated Financial Statements

Note 9. Commitments and Contingencies

Operating Lease Commitments, pages F-21 and F-22

54. Please revise your disclosure, both here and in note 1, to clarify in what line item on your statements of operations you are recognizing the amortization of the $1 million in deferred rent related to your lessor's leasehold improvement incentive reimbursement. Refer to Question 2 of FTB No. 88-1. Tell us the basis for how you recorded the amortization.

Note 10. Stockholders' Equity (Deficit), pages F-23-F28

55. When you have disclosed an estimated offering price, please disclose in the financial statements, at a minimum, the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the filing:

- For each grant date, the number of options or shares granted; the exercise price; the fair value of the common stock; and the intrinsic value, if any, per option;

- Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

- Whether or not the valuation specialist was a related party.

56. Provide the above information to us for equity instruments issued subsequent to the balance sheet date through your latest response.

57. Disclose in "Management's Discussion and Analysis" the intrinsic value of your outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented.

58. Please disclose the following information in the Management's Discussion and Analysis relating to your issuances of equity instruments:

- A discussion of significant factors, assumptions and methodologies used in determining fair value;

- A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation specialist; and

- The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

59. Please provide a consent from your valuation specialist and include the valuation specialist in the "Experts" section of the filing.

Item 16. Exhibits and Financial Statement Schedules, page II-3

60. We note some of your exhibits are not yet filed. Please be aware that when you file them, we may have comments on them. All comments will need to be resolved prior to effectiveness.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Patrick J. Schultheis, Esq.
Mark J. Handfelt, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, Washington 98104